Filed by Kemper Corporation

(SEC File No. 001-18298) pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Infinity Property and Casualty Corporation

(SEC File No. 000-50167)

On February 14, 2018, Kemper Corporation (the “Company”) issued the following communication related to the proposed business combination of the Company and Infinity Property and Casualty Corporation announced on February 13, 2018.

To: All Infinity Employees

From: Joe Lacher, CEO, Kemper

Date: 2/14/18

Subject: An Introduction to Kemper

By now you have all heard the exciting news that Kemper and Infinity are combining our operations. I wanted to take a moment to introduce myself and share my perspective regarding why I think this is such a great opportunity for our companies, policyholders, agents and our shareholders.

First and foremost, we admire the tremendous business you have built in nonstandard auto insurance. A great company cannot become great without its people, and your passion and initiative to make Infinity a leader is truly a testament to the culture and values that embody the company.

Kemper is a national insurance provider, offering coverage for auto, home, life, health and valuables. We serve customers representing six million policies in all 50 states. We distribute our products through 20,000 independent agents and brokers, and have 5,550 employees encouraged to act like owners and deliver value to meet the unique and evolving needs of our customers.

From the beginning of our discussions with Jim and Glen to merge our operations, I was confident that Infinity and Kemper were a great match. I believe our companies share many similarities, including a strong customer focus, a commitment to operational excellence, integrity, and teamwork to meet our strategic goals. At Infinity, you are an innovator in insurance that constantly evolves to meet the needs of your customers. Our brands are well-known and respected in nonstandard auto insurance. We’ve done excellent jobs in driving our brands forward, and we’re excited to leverage our brands’ strengths as we combine to be a presence in NSA. I am confident that we’re ideal partners, and as a combined organization, we’ll be extraordinary.

By joining our companies, we’ll create an even stronger NSA brand with greater capabilities and resources to achieve growth over the long term and enhance our ability to serve policyholders and partner agents. We will also expand our customer reach through deeper agency relationships and offer a more diversified suite of product offerings across auto, homeowner, life and health insurance with better efficiencies. There will be new opportunities for growth and development for employees as part of our larger combined organization.

Jim, Glen and I, along with Duane Sanders, President of our Property and Casualty Division, will be visiting many of your offices in the next few days, and we look forward to meeting you, talking more about the opportunities ahead, and answering your questions. I know that together we will be a truly exceptional company.

Sincerely,

Joe Lacher

President and CEO

Kemper Corporation

Cautionary Statements Regarding Forward-Looking Information

This communication may contain or incorporate by reference statements or information that are, include or are based on forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations, intentions, beliefs or forecasts of future events or otherwise for the future, and can be identified by the fact that they relate to future actions, performance or results rather than relating strictly to historical or current facts. Words such as “believe(s),” “goal(s),” “target(s),” “estimate(s),” “anticipate(s),” “forecast(s),” “project(s),” “plan(s),” “intend(s),” “expect(s),” “might,” “may,” “could” and variations of such words and other words and expressions of similar meaning are intended to identify such forward-looking statements. However, the absence of such words or other words and expressions of similar meaning does not mean that a statement is not forward-looking.

Any or all forward-looking statements may turn out to be wrong, and, accordingly, readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and are not guarantees or assurances of future performance. No assurances can be given that the results and financial condition contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. Forward-looking statements involve a number of risks and uncertainties that are difficult to predict, and can be affected by inaccurate assumptions or by known or unknown risks and uncertainties that may be important in determining actual future results and financial condition. The general factors that could cause actual results and financial condition to differ materially from those expressed or implied include, without limitation, the following: (a) the satisfaction or waiver of the conditions precedent to the consummation of the proposed merger transaction involving Kemper Corporation (the “Company”), a wholly-owned subsidiary of the Company and Infinity Property and Casualty Corporation (“Infinity”), including, without limitation, the receipt of stockholder and regulatory approvals (including approvals, authorizations and clearance by antitrust authorities and insurance regulators necessary to complete such proposed merger transaction) on the terms desired or anticipated (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of such proposed merger transaction) ; (b) unanticipated difficulties or expenditures relating to such proposed merger transaction; (c) risks relating to the value of the shares of the Company’s common stock to be issued in such proposed merger transaction; (d) disruptions of the Company’s and Infinity’s current plans, operations and relationships with third persons caused by the announcement and pendency of such proposed merger transaction, including, without limitation, the ability of the combined company to hire and retain any personnel; (e) legal proceedings that may be instituted against the Company and Infinity following announcement of such proposed merger transaction; and (f) those factors listed in annual, quarterly and periodic reports filed by the Company and Infinity with the Securities and Exchange Commission (the “SEC”), whether or not related to such proposed merger transaction.

The Company assumes no, and expressly disclaims any, duty or obligation to update or correct any forward-looking statement as a result of events, changes, effects, states of facts, conditions, circumstances, occurrences or developments subsequent to the date of this communication or otherwise, except as required by law. Readers are advised, however, to consult any further disclosures the Company makes on related subjects in its filings with the SEC.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving the Company, a wholly-owned subsidiary of the Company and Infinity, among other things. The proposed issuance of shares of Company common stock in connection with the proposed merger transaction will be submitted to the stockholders of the Company for their consideration, and the proposed merger transaction will be submitted to the shareholders of Infinity for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to the stockholders of the Company and the shareholders of Infinity. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND/OR INFINITY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of the Company and Infinity, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investors” section of the Company’s website located at http://www.kemper.com or by contacting the Company’s Investor Relations Department at (312) 661-4930 or investors@kemper.com. Copies of the documents filed with the SEC by Infinity will be available free of charge under the “Investor Relations” section of Infinity’s website located at http://www.infinityauto.com or by contacting Infinity’s Investor Relations Department at (205) 803-8186 or investor.relations@infinityauto.com

Participants in the Solicitation

The Company and Infinity, and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 24, 2017, its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 13, 2018, and information about the directors and executive officers of Infinity is set forth in its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 11, 2017, and its annual report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 28, 2017, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.